EXHIBIT 12.1

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
			(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations	$318	$275	$1,711	$1,590	$878	$752	$594
Fixed Charges	52	49	197	193	190	197	198
Capitalized Interest (B)	(8)	(7)	(31)	(23)	(30)	(89)	(107)
Preferred Stock Dividend Requirements	-	-	-	-	-	-	-
Total Earnings	$362	$317	$1,877	$1,760	$1,038	$860	$685

Fixed Charges as Defined in Regulation S-K (B)

Interest Expense	$51	$49	$195	$192	$189	$195	$197
Interest Factor in Rentals	1	-	2	1	1	2	1
Preferred Stock Dividend Requirements	-	-	-	-	-	-	-
Total Fixed Charges	$52	$49	$197	$193	$190	$197	$198

Ratio of Earnings to Fixed Charges	6.96	6.47	9.53	9.12	5.46	4.37	3.46

(A)

The term "earnings" shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.